UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

((Exact Name of Registrant as Specified in its Charter)

Block B, XingKe Plaza Building

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On November 10, 2005, eLong, Inc. (the “Company”) issued a press release regarding its unaudited financial results for its third quarter ended September 30, 2005. The Company’s press release is furnished as Exhibit 99.1. In addition, on November 10, 2005, the Company’s management team hosted a conference call to discuss the earnings press release. The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with United States generally accepted accounting principles (“GAAP”), the Company also uses non-GAAP measures of adjusted net income and adjusted diluted income per ADS, which are adjusted from results based on GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. The Company undertakes no obligations to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed for the year ended December 30, 2004. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Exhibits.

99.1	Press Release issued by the Company on November 10, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 11, 2005	ELONG, INC.

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer

EXHIBIT 99.1

eLong Reports Third Quarter 2005 Unaudited Financial Results

BEIJING, China – November 10, 2005 - eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the third quarter ended September 30, 2005.

Business Highlights

Highlights for the third quarter 2005:

•	Total revenues increased 56% year-over-year and 15% sequentially to RMB59.4 million (US$7.3 million) and travel revenues increased 60% year-over-year and 15% sequentially to RMB54.2 million (US$6.7 million);

•	Hotel revenues increased 42% year-over-year and 15% sequentially to RMB42.7 million (US$5.3 million);

•	Air ticketing revenues increased 121% year-over-year and 50% sequentially to RMB7.5 million (US$927,000); air ticketing represented 13% of total revenues in the third quarter as compared to 9% in the same period one year ago as the Company continues to diversify from its lodging revenue base;

•	As of September 30, 2005, the Company’s cash balance and restricted cash and cash equivalents were US$130.7 million, including restricted cash and cash equivalents of US$9.4 million; and

•	On July 7, 2005, the Company completed the acquisition of Fortune Trip, a hotel consolidator in China and became SINA’s exclusive hotel bookings partner in China pursuant to a three-year strategic advertising cooperation agreement. Currently, eLong enjoys strategic partnerships with China’s leading Internet portals SINA, Sohu and Yahoo! China.

“We are pleased to report another solid quarter of topline performance with healthy growth in our hotel booking and a strong uptick in our air ticketing revenue. To achieve our long-term mission of becoming the biggest and most profitable seller of travel in China, we continue to focus relentlessly on executing our strategy of providing great products and services, developing a ‘precision execution’ culture of operational effectiveness and building deep customer relationships,” remarked Justin Tang, Chairman and Chief Executive Officer of eLong.

Business Results

Total revenues for the third quarter ended September 30, 2005 were RMB59.4 million (US$7.3 million), an increase of 56% from RMB38.0 million (US$4.6 million) reported in the same period in 2004, and an increase of 15% from RMB51.9 million (US$6.3 million) reported in the second quarter.

The Company recorded a net loss of RMB40.5 million (US$5.0 million) for the third quarter, compared to a net loss of RMB723,000 (US$88,000) in the corresponding period a year ago, and a net loss of RMB3.3 million (US$396,000) in the second quarter. As described below, the third quarter net loss includes a one- time non cash writedown of goodwill and intangibles of RMB17.5 million (US$2.2 million), which related to Ray Time, a company acquired in November 2004 and an unrealized foreign exchange loss of RMB23.4 million (US$2.9 million) as a result of revaluation of the Renminbi which was partly offset by interest income of RMB8.4 million (US$1.0 million). The US GAAP loss per ADS for the third quarter was RMB1.62 (US$0.200), compared to US GAAP loss per ADS of RMB0.10 (US$0.012) in the corresponding period a year ago and US GAAP loss per ADS of RMB0.14 (US$0.017) in the second quarter. Adjusted income for the third quarter (a non-GAAP measure) was RMB4.9 million (US$609,000), compared to adjusted income of RMB1.4 million (US$167,000) in the corresponding period a year ago and adjusted income of RMB0.4 million (US$49,000) in the second quarter. Diluted adjusted income per ADS for the third quarter (also a non-GAAP measure) was RMB0.18 (US$0.022), compared to diluted adjusted income per ADS of RMB0.08 (US$0.009) in the corresponding period a year ago and diluted adjusted income per ADS of RMB0.02 (US$0.002) in the second quarter. Please refer to the attached table for a reconciliation of net loss and loss per ADS under US GAAP to adjusted income/loss and basic and diluted adjusted income/loss per ADS.

Revenue from hotel commissions for the third quarter of 2005 totaled RMB42.7 million (US$5.3 million), an increase of 42% from RMB30.2 million (US$3.6 million) year-over-year, and an increase of 15% from RMB37.1 million (US$4.5 million) sequentially.

The increases in hotel commissions were primarily due to higher room volumes accompanied by higher hotel commission per room night. Hotel room nights booked through eLong increased to 684,000 in the third quarter, up 28% from 536,000 in the corresponding period a year ago, and up 11% sequentially from 615,000 in the second quarter.

Hotel commissions per room night were RMB62 in the third quarter of 2005, up 11% from RMB56 in the corresponding period a year ago and up 3% from RMB60 in the second quarter.

As of September 30, 2005, eLong offered its customers a choice of hotel rooms at discounted rates in almost 3,000 hotels in 280 cities across China as compared to almost 2,800 hotels in 230 cities at the end of the second quarter of 2005, which is evidence of management’s continuing efforts to provide better products and services to its customers.

Revenues from air ticketing during the third quarter of 2005 totaled RMB7.5 million (US$927,000), an increase of 121% from RMB3.4 million (US$410,000) year-over-year, and an increase of 50% from RMB5.0 million (US$604,000) sequentially. Volume in air ticket sales continued to grow with 198,000 air tickets sold in the third quarter, more than double the air tickets sold in the corresponding period a year ago and 47% higher than the 135,000 sold in the second quarter. Growth in air ticketing revenues was primarily driven by increased sales of air tickets to eLong’s hotel customer base, the acquisition of new air customers and better product offerings.

Other travel revenue in the third quarter of 2005 was RMB4.0 million (US$492,000), an increase from RMB322,000 (US$39,000) year-over-year, and a decrease of 22% from RMB5.1 million (US$617,000) sequentially. The year-over-year increase occurred because the revenues of Ray Time, an operator of hotel loyalty programs across China acquired by eLong in November 2004, were not included in the corresponding period a year ago. The sequential decrease in other travel revenue was a result of a decline in Ray Time’s business due to the closing of certain unprofitable projects.

Gross margins in the third quarter were 80% as compared to 82% in the corresponding period a year ago and 78% in the second quarter. The year-over-year decrease in gross margins was a result of additional investment in eLong’s hotel call center and the increased revenue contribution from the air ticketing business, which has lower gross margins than the hotel business. The sequential increase in gross margins was a result of improved call center efficiencies.

Operating expenses for the third quarter of 2005, excluding business taxes, writedown of goodwill and intangibles, stock-based compensation and amortization of intangibles, were RMB47.8 million (US$5.9 million), an increase of 70% from RMB28.0 million (US$3.4 million) year-over-year, and an increase of 6% from RMB45.0 million (US$5.4 million) sequentially. The increase in operating expenses from the third quarter of 2004 was mainly due to continuing investments in service development, sales and marketing, and general and administrative expenses.

Service development expenses were RMB9.4 million (US$1.2 million), an increase of 176% from RMB3.4 million (US$411,000) year-over-year, and an increase of 8% from RMB8.7 million (US$1.0 million) sequentially as eLong increased its investments in technology, the eLong.com website and the Company’s air, hotel and vacation package products.

Sales and marketing expenses were RMB26.2 million (US$3.2 million) in the third quarter of 2005, an increase of 38% from RMB19.0 million (US$2.3 million) year-over-year, and remained almost flat from RMB26.1 million (US$3.2 million) in the second quarter. The year-over-year increase was due to increases in business volume in the third quarter. Sales and marketing expenses in the third quarter of 2005 were 44% of revenues as compared to 50% in both the corresponding period a year ago and in the second quarter.

General and administrative expenses were RMB12.2 million (US$1.5 million), an increase of 116% from RMB5.6 million (US$682,00) year-over-year, and an increase of 20% from RMB10.2 million (US$1.2 million) sequentially. The year-over-year and sequential increases were due to additional professional fees, headcount expenses and other expenditures associated with the expansion of our business.

During the third quarter eLong made a one-time non cash writedown of goodwill and intangibles of RMB17.5 million (US$2.2 million), which related to Ray Time, the company acquired in November 2004.

Third quarter other loss was RMB15.2 million (US$1.9 million), as compared to other income of RMB455,000 (US$54,000) in the corresponding period one year ago, and other income of RMB7.5 million (US$909,000) in the second quarter of 2005. The third quarter other loss was primarily due to the unrealized foreign exchange loss of RMB23.4 million (US$2.9 million) as a result of revaluation of the Renminbi which was partly offset by interest income of RMB8.4 million (US$1.0 million). The exchange loss of RMB23.4 million (US$2.9 million) arose on the translation of eLong’s US$ denominated cash deposits into Renminbi for financial reporting purposes.

Third quarter adjusted income, a non-GAAP measure, was RMB4.9 million (US$609,000), an increase from an adjusted income of RMB1.4 million (US$167,000) year-over-year and an adjusted income of RMB398,000 (US$49,000) in the second quarter of 2005.

As of September 30, 2005, the Company’s cash and cash equivalents balance was US$130.7 million, including restricted cash and cash equivalents of US$9.4 million.

“eLong is still in the early stage of a promising and potentially huge online travel market. We believe our current level of investment in the business is appropriate as we expect it to further strengthen our leading position and drive long-term value for our shareholders. Along with our healthy revenue growth, we are pleased to note the improvement in our adjusted income, which demonstrates progress in our business operations,” said Derek Palaschuk, eLong’s Chief Financial Officer.

Management Additions

eLong welcomes Andy Clayton as Vice President of Air and Ken Guo as Vice President of Human Resources into its executive team.

Prior to joining eLong, Mr. Clayton has served as Vice President of Orient Home and as an Operations Controller of B&Q China. Mr. Clayton received his MA in Biological Sciences from Oxford University.

Prior to joining eLong, Mr. Guo has served as Human Resources Director of Infineon Technologies (Suzhou), and Country Human Resources Director of TPG (TNT Post Group China) and Maersk China. Mr. Guo received his bachelor degree from Beijing Normal University.

Business Outlook

eLong expects total revenues for the fourth quarter 2005 within the range of RMB59 million (US$7.3 million) to RMB62 million (US$7.7 million), an increase of 46% to 54% from the fourth quarter of 2004. Excluding the impact of the writedown in goodwill and intangibles in the third quarter of 2005, we expect an increase in operating loss in the fourth quarter of 2005 compared to the third quarter of 2005 as we continue to invest in our business.

Notes to the Financial Statements

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

Safe Harbor Statement

It is currently expected the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to eLong’s corporate travel accounts receivable, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasadq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, the recent transfer of IAC’s ownership interest in eLong to Expedia, Inc., a leading worldwide travel services provider with significantly less cash resources than IAC, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2004 results and eLong’s Form 6-K filed with the SEC in connection with this press release. eLong undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss the third quarter 2005 earnings at 7:00 pm Eastern Time, November 10, 2005 (Beijing/Hong Kong time: November 11, 2005 at 8:00 am). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is 1-877-542-7993 and the dial-in number for Hong Kong participants is 852-2258-4002. The passcode for all participants is eLong.

A replay of the call will be available for 1 day between 8:15 pm Eastern Time on November 10, 2005 and 8:15pm Eastern Time on November 11, 2005. The toll-free number for U.S callers is 1-800-477-5518 and the dial-in number for international callers is 852-2802-5151. The passcode for the replay is 783620.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for six months.

About eLong, Inc.

Founded in 1999, eLong is a leading online travel service company headquartered in Beijing with a national presence across China. The Company uses web-based distribution technologies and a 24-hour nationwide call center to provide consumers with consolidated travel information and the ability to access hotel reservations at discounted rates at almost 3,000 hotels in major cities across China. The Company also offers air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services.

eLong operates the websites http://www.elong.com and http://www.elong.net.

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Nine Months Ended
	Sep. 30, 2005	Jun. 30, 2005	Sep. 30, 2004	Sep. 30, 2005	Sep. 30, 2004
	RMB	RMB	RMB	RMB	RMB
Revenues
Hotel commissions	42,681	37,127	30,155	109,609	78,179
Airticketing commissions	7,504	4,995	3,392	16,222	7,209
Other travel revenue	3,978	5,104	322	12,795	1,025

Total travel revenue	54,163	47,226	33,869	138,626	86,413
Non travel	5,272	4,627	4,163	11,626	11,728

Total revenues	59,435	51,853	38,032	150,252	98,141

Cost of services	11,606	11,443	6,972	32,565	16,867

Gross profit	47,829	40,410	31,060	117,687	81,274

Operating expenses
Service development	9,371	8,668	3,400	25,892	9,992
Sales and marketing	26,233	26,126	18,996	73,240	53,014
General and administrative	12,192	10,156	5,648	30,310	16,443
Stock-based compensation	3,375	3,433	2,050	12,881	6,703
Amortization of intangibles	510	245	60	1,001	180
Writedown of goodwill and intangibles	17,545	—	—	17,545	—
Business tax and surcharges	3,233	2,774	2,060	7,932	5,122

Total operating expenses	72,459	51,402	32,214	168,801	91,454

Loss from operations	(24,630)	(10,992)	(1,154)	(51,114)	(10,181)
Other income/(loss)	(15,201)	7,521	455	(2,325)	433

Loss before income tax expense	(39,831)	(3,471)	(699)	(53,439)	(9,748)
Income tax expense	701	8	—	709	284
Minority interest	(77)	(199)	24	(590)	24

Net loss	(40,455)	(3,280)	(723)	(53,558)	(10,056)

Basic loss per share	(0.81)	(0.07)	(0.05)	(1.08)	(0.63)
Diluted loss per share	(0.81)	(0.07)	(0.05)	(1.08)	(0.63)

Basic loss per ADS	(1.62)	(0.14)	(0.10)	(2.16)	(1.26)
Diluted loss per ADS	(1.62)	(0.14)	(0.10)	(2.16)	(1.26)

Shares used in computing basic net loss per share	50,244	49,688	14,395	49,411	15,981
Shares used in computing diluted net loss per share	50,244	49,688	14,395	49,411	15,981

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Nine Months Ended
	Sep. 30, 2005	Jun. 30, 2005	Sep. 30, 2004	Sep. 30, 2005	Sep. 30, 2004
	US$	US$	US$	US$	US$
Revenues
Hotel commissions	5,274	4,486	3,643	13,545	9,446
Airticketing commissions	927	604	410	2,005	871
Other travel revenue	492	617	39	1,581	124

Total travel revenue	6,693	5,707	4,092	17,131	10,441
Non travel	652	559	503	1,437	1,417

Total revenues	7,345	6,266	4,595	18,568	11,858

Cost of services	1,434	1,383	842	4,024	2,038

Gross profit	5,911	4,883	3,753	14,544	9,820

Operating expenses
Service development	1,158	1,047	411	3,200	1,207
Sales and marketing	3,242	3,157	2,295	9,051	6,405
General and administrative	1,507	1,227	682	3,746	1,987
Stock-based compensation	417	415	248	1,592	810
Amortization of intangibles	63	30	7	124	22
Writedown of goodwill and intangibles	2,168	—	—	2,168	—
Business tax and surcharges	400	335	249	980	619

Total operating expenses	8,955	6,211	3,892	20,860	11,050

Loss from operations	(3,044)	(1,328)	(139)	(6,316)	(1,230)
Other income/(loss)	(1,879)	909	54	(287)	52

Loss before income tax expense	(4,923)	(419)	(85)	(6,603)	(1,178)
Income tax expense	87	1	—	88	34
Minority interest	(10)	(24)	3	(73)	3

Net loss	(5,000)	(396)	(88)	(6,618)	(1,215)

Basic loss per share	(0.100)	(0.008)	(0.006)	(0.133)	(0.076)
Diluted loss per share	(0.100)	(0.008)	(0.006)	(0.133)	(0.076)

Basic loss per ADS	(0.200)	(0.017)	(0.012)	(0.267)	(0.152)
Diluted loss per ADS	(0.200)	(0.017)	(0.012)	(0.267)	(0.152)

Shares used in computing basic net loss per share	50,244	49,688	14,395	49,411	15,981
Shares used in computing diluted net loss per share	50,244	49,688	14,395	49,411	15,981

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB8.0920 on September 30, 2005 and USD1.00 = RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates.

eLong, Inc. CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2004
	RMB	RMB	US$	US$
ASSETS
Current assets
Cash and cash equivalents	982,209	610,047	121,380	73,708
Restricted cash equivalents	75,664	35,735	9,350	4,318

Accounts receivable from non-corporate travel, net	33,323	18,222	4,118	2,202
Accounts receivable from corporate travel, net	2,645	18,490	327	2,234

Total Accounts receivable, net	35,968	36,712	4,445	4,436

Investment securities	235	432	29	52
Prepaid expenses and other current assets	14,316	15,902	1,770	1,921

Total current assets	1,108,392	698,828	136,974	84,435
Equipment and software, net	31,701	15,428	3,918	1,864
Goodwill	34,010	20,333	4,203	2,457
Intangibles	4,895	4,579	605	553
Other non-current assets	5,879	1,321	727	160
Deferred tax assets	586	586	72	71

Total assets	1,185,463	741,075	146,499	89,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accrued expenses and other payables	80,827	57,645	9,989	6,965
Advances from customers	373	341	46	41
Short term loans	6,109	—	755	—
Business and other taxes payable	2,312	1,114	286	135

Total current liabilities	89,621	59,100	11,076	7,141

Total liabilities	89,621	59,100	11,076	7,141

Minority interest	1,871	2,457	231	297

Shareholders’ equity
Stock warrant	—	84,906	—	10,259
Ordinary shares	4,163	3,298	514	398
Additional paid-in capital	1,214,536	672,684	150,091	81,276
Other equity items	(28,254)	(38,620)	(3,492)	(4,666)
Accumulated deficit and other comprehensive income	(96,474)	(42,750)	(11,922)	(5,165)

Total shareholders’ equity	1,093,971	679,518	135,191	82,102

Total liabilities and shareholders’ equity	1,185,463	741,075	146,498	89,540

eLong, Inc. RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-GAAP ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Nine Months Ended
	Sep. 30, 2005	Jun. 30, 2005	Sep. 30, 2004	Sep. 30, 2005	Sep. 30, 2004
	RMB	RMB	RMB	RMB	RMB
Net loss	(40,455)	(3,280)	(723)	(53,558)	(10,056)

Amortization of non-cash stock-based compensation	3,375	3,433	2,050	12,881	6,703
Amortization of intangibles	510	245	60	1,001	180
Other non-cash compensation	506	—	—	506	—
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	23,449	—	—	23,449	—
Writedown of subsidiary’s goodwill and intangibles	17,545	—	—	17,545	—

Adjusted income/ (loss)	4,930	398	1,387	1,824	(3,173)

Basic adjusted income/(loss) per share	0.10	0.01	0.10	0.04	(0.20)
Diluted adjusted income/(loss) per share	0.09	0.01	0.04	0.03	(0.20)

Basic adjusted income/(loss) per ADS	0.20	0.02	0.19	0.08	(0.40)
Diluted adjusted income/(loss) per ADS	0.18	0.02	0.08	0.06	(0.40)

Shares used in computing adjusted basic income/(loss) per share	50,244	49,688	14,395	49,411	15,981
Shares used in computing adjusted diluted income/(loss) per share	53,075	52,785	35,182	52,750	15,981

eLong, Inc. RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-GAAP ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Nine Months Ended
	Sep. 30, 2005	Jun. 30, 2005	Sep. 30, 2004	Sep. 30, 2005	Sep. 30, 2004
	US$	US$	US$	US$	US$
Net loss	(5,000)	(396)	(88)	(6,618)	(1,215)

Amortization of non-cash stock-based compensation	417	415	248	1,592	810
Amortization of intangibles	63	30	7	124	22
Other non-cash compensation	63	—	—	63	—
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	2,898	—	—	2,898	—
Writedown of subsidiary’s goodwill and intangibles	2,168	—	—	2,168	—

Adjusted income/ (loss)	609	49	167	227	(383)

Basic adjusted income/(loss) per share	0.012	0.001	0.012	0.005	(0.024)
Diluted adjusted income/(loss) per share	0.011	0.001	0.005	0.004	(0.024)

Basic adjusted income/(loss) per ADS	0.024	0.002	0.024	0.009	(0.048)
Diluted adjusted income/(loss) per ADS	0.022	0.002	0.009	0.009	(0.048)

Shares used in computing adjusted basic income/(loss) per share	50,244	49,688	14,395	49,411	15,981
Shares used in computing adjusted diluted income/(loss) per share	53,075	52,785	35,182	52,750	15,981

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with accounting principles generally accepted in the United States (“US GAAP”), the Company also uses non-GAAP measures of adjusted net income/(loss) and adjusted diluted income/(loss) per ADS, which are adjusted from results based on US GAAP to exclude the impact of (1) amortization of non-cash compensation expense, (2) amortization and impairment of intangible assets and goodwill, and (3) unrealised foreign exchange gains and losses on the conversion of eLong’s US$ denominated net monetary assets/liabilities into Renminbi. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.